Exhibit 99.1

PRF Technologies' DeepSolar Successfully Validates Predict™ AI

Platform for Renewable Energy Revenue Optimization Using Real-

World European Market Data

Validation Applied Utility-Scale Renewable Production, Weather and Market Data Across Day-Ahead

and Intraday Scenarios as the Solution Advances Toward Planned Commercial Launch

TEL AVIV, Israel, July 08, 2026 (GLOBE NEWSWIRE) -- PRF Technologies Ltd. (Nasdaq: PRFX) (“PRF” or the “Company”) today announced that its DeepSolar business unit has completed an initial validation phase for DeepSolar Predict ™, the Company’s next generation AI-driven revenue optimization platform, marking another step toward the solution’s planned commercial launch.

The validation applied real-world historical weather data, renewable energy production records and market data - including utility-scale datasets and market conditions representative of European energy markets - to evaluate the platform’s optimization recommendations and decision-support workflows across day-ahead and intraday scenarios under a range of operating conditions.

DeepSolar Predict combines weather intelligence, production forecasting and market analytics to support decision-making across day-ahead and intraday energy markets. The validation phase builds on platform milestones announced earlier this year, including DeepSolar’s participation in the NVIDIA Connect program and the Company’s patent application covering plant-level micro-climate modeling.

“Renewable energy operators are no longer managing only production — they are managing financial exposure in increasingly dynamic power markets,” said Efi Cohen-Arazi, Chief Executive Officer of PRF Technologies. “Completing this validation using real-world datasets is an important step toward the planned commercial launch of DeepSolar Predict and supports our goal of bringing advanced revenue optimization capabilities to renewable energy operators.”

As renewable energy penetration continues to increase globally, asset owners and energy traders face growing challenges in forecasting production, managing market exposure and maximizing revenue opportunities. PRF believes artificial intelligence and advanced analytics will play an increasingly important role in helping operators navigate these challenges.

“The renewable energy industry has made tremendous progress in operational monitoring over the past decade,” added Efi Cohen-Arazi. “We believe the next opportunity lies in helping operators transform that information into optimized market decisions.

This validation gives us additional confidence as we advance DeepSolar Predict toward commercial launch.”

About DeepSolar Predict ™

DeepSolar Predict ™ is the Company’s AI-driven revenue optimization solution for renewable energy assets and energy market participants. The solution combines weather intelligence, production forecasting, market intelligence and optimization workflows designed to support decision-making across energy markets. By transforming operational and market data into actionable recommendations, the platform aims to help renewable energy operators improve planning, support market participation and maximize revenue.

About PRF Technologies

PRF Technologies (Nasdaq: PRFX) is a company focused on the reformulation of established therapeutics, and a developer of AI-driven energy optimization technologies through its DeepSolar platform. The Company’s pharmaceutical programs leverage a proprietary extended-release drug-delivery system intended to provide prolonged post-surgical pain relief while minimizing the need for repeated dosing and reducing reliance on opioids. Through DeepSolar, PRF also delivers advanced software solutions that enable both consumers and enterprises to monitor, forecast, and optimize energy consumption - particularly in solar-integrated environments. This dual business model reflects PRF’s strategic commitment to applying precision technology across high-impact sectors including healthcare and sustainable energy. For more information, please visit www.prf-tech.com.

Forward-Looking Statements

This press release contains forward-looking statements about PRF’s expectations, beliefs and intentions including with respect to statements related to the development, planned commercial launch, capabilities and intended benefits of DeepSolar Predict, the Company’s expectations regarding renewable energy market trends and dynamics, and the potential of its AI-driven platform to improve forecasting accuracy, optimize energy commitments, reduce imbalance exposure and support higher-value delivery decisions across renewable energy assets. Forward-looking statements can be identified by the use of forward-looking words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements in this press release are made as of the date of this press release, and we undertake no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of our control. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward- looking statements, including, but not limited to, the following: our ability to continue as a going concern, our history of significant losses, our need to raise additional capital and our ability to obtain additional capital on acceptable terms, or at all; our dependence on the success of our initial product candidate, PRF-110 OcuRing™-K, LayerBio Inc.’s lead product candidate, and the commercialization of the DeepSolar solution; the outcomes of preclinical studies, clinical trials and other research regarding PRF-110, OcuRing™-K and future product candidates; our limited experience managing clinical trials; our ability to retain key personnel and recruit additional employees; our reliance on third parties for the conduct of clinical trials, product manufacturing and development; the impact of competition and new technologies; our ability to comply with regulatory requirements relating to the development and marketing of our product candidates; our ability to establish and maintain strategic partnerships and other corporate collaborations; the implementation of our business model and strategic plans for our business and product candidates; the scope of protection we are able to establish and maintain for intellectual property rights and our ability to operate our business without infringing the intellectual property rights of others; the overall global economic environment; our ability to develop an active trading market for our ordinary shares and whether the market price of our ordinary shares is volatile; our ability to maintain our listing on the Nasdaq Capital Market; and statements as to the impact of the political and security situation in Israel on our business. More detailed information about the risks and uncertainties affecting us is contained under the heading “Risk Factors” included in the Company’s most recent Annual Report on Form 20-F and in other filings that we have made and may make with the Securities and Exchange Commission in the future.

Contact:

Crescendo Communications, LLC

Tel: 212-671-1021

Email: prfx@crescendo-ir.com

Dr. Ehud Geller, Executive Chairman

PRF Technologies Ltd.

Tel: +972-54-4236711

Email: egeller@medicavp.com